

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2019

John C. Power
Chief Executive Officer
Athena Silver Corporation
2010 Harbison Drive, #312
Vacaville, CA 95687

      Re: Athena Silver Corporation
          Form 10-K for the Year Ended December 31, 2018
          Filed March 29, 2019
          File No. 000-51808

Dear Mr. Power:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing